Marcelo A. Mottesi

Partner

55 Hudson Yards | New York, NY 10001-2163

T: 212.530.5602

MMOTTESI@milbank.com

November 17, 2023

Buenaventura Mining Company Inc.

Form 20-F for the Fiscal Year ended December 31, 2022, filed May 1, 2023

File No. 001-14370

Mr. Michael Purcell

Ms. Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Mr. Purcell, Ms. Dorin:

We note the receipt by Buenaventura Mining Company Inc. (Compañía de Minas Buenaventura S.A.A., “Buenaventura” or the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated October 19, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”) and the Company’s prior response dated October 12, 2023. For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

If you have any questions or if we can provide any additional information, please do not hesitate to contact the persons listed at the end of this response letter.

SEC Comment No. 1.

We note your response to prior comment 1 and reissue it in part. Please expand your disclosure to discuss whether, to date, you have experienced any of the indirect consequences of climate-related regulation or business trends noted in our prior comment. In addition, describe the internal analyses you utilized to determine that any decreased demand for goods or services that produce greenhouse gas emissions or are related to carbon-based energy sources would not have a material adverse effect on your operations or results of operations, and provide support for your determination of materiality. Explain how this internal analysis also supports your belief that an increase in demand for goods that result in lower emissions than competing products from precious metal mining companies could lead to an increase in demand for your products. Please also discuss the potential downsides you reference that may result from increased competition to develop innovative new products that results in lower emissions and your basis for stating that such downsides would likely have a marginal effect.

November 17, 2023

Response to SEC Comment No. 1.

During the year ended December 31, 2021, the Company developed a materiality matrix which is an internal tool that helps Company management prioritize resources and better focus their efforts to manage economic, social, environmental and governance issues that are relevant to the Company and its stakeholders. Pursuant to the materiality matrix, the Company determined climate change mitigation to be a priority and, as a first step in the development of its greenhouse gas inventory in respect of all of its operations, Company management determined the need to define 2021 as the base year for measurement of the Company’s carbon footprint.

The Company further informs the Staff that as of the date hereof there is no Peruvian national regulation related to emissions; consequently, Company’s management has determined that the Company has not been exposed to or experienced any direct or indirect consequences of climate-related regulation. In recent years, however, Company management has observed an industry shift pursuant to which investors in the Company’s shares and American Depository Receipts increasingly inquire about climate change matters, such as risk estimations and emission inventories. Furthermore, regulations such as those proposed by the Securities Exchange Commission require a heightened level of disclosure. For all these reasons, the Company has considered it prudent to undertake voluntary initiatives, in line with those put in place by its peers in the mining sector in response to global commercial trends.

Consequently, during 2022 the Company continued its initial determination of climate-related risks on the basis of the physical-risk criteria set forth by the Task Force on Climate-Related Financial Disclosures (“TCFD”) and during 2023 it has continued such evaluation, with special emphasis on the potential effects that the El Niño phenomenon could have on its operations, for purposes of evaluating and implementing preemptive measures (such as the conditioning of water management infrastructure used in the Company’s operations) in the wake of possible extreme rainfall.

Regarding your request for further information on the internal analysis undertaken by the Company in order to determine whether any decreased demand for goods or services that produce greenhouse gas emissions or are related to carbon-based energy sources would have a material adverse effect on the Company’s operations or results of operations, Company management has conducted such analysis based on the limited information available to it, given the preliminary stages of the Company’s assessment in terms of climate change, energy use and minimum standards to be required throughout its supply chain.

Buenaventura’s conclusions from its initial inventory of greenhouse emissions conducted in the year 2021 are that its operations entail a low level of scope 1 and scope 2 emissions, that represented 10% and 3% of the Company’s emissions, respectively. When comparing the results of our preliminary inventory in respect of scope 1 and scope 2 emissions with reference figures for the mining sector, Buenaventura’s operations generate 0.19 tCO2e/ounce of gold equivalent, while the global average is 0.67 tCO2e/ounce of gold equivalent. Based on such conclusions, Buenaventura’s management believes that its level of emissions is lower than those of other companies in the mining industry, which in turn makes Buenaventura competitive from an emissions perspective.

November 17, 2023

Based on such limited information, the Company believes that the use of low-emission energy is a key element of sustainability for its mining operations and has therefore focused its approach to the maximization of renewable energy consumption as a means to reduce its greenhouse gas emissions (mitigating scope 2 emissions).

Lastly, the Company’s internal analysis also concluded that a shift in demand trend to cleaner goods and services is favorable to the company, as copper, silver, lead and zinc are key materials that are necessary for purposes of accelerating the shift to cleaner and renewable energy. Mining of copper, silver, lead and zing are all material sources of revenue for the Company. However, given the expected increased demand for such minerals, the Company believes that this may increase the appetite for new players to enter the market for the production of such minerals, which in turn would increase competition. Notwithstanding this, the Company believes that such downside would potentially have a marginal effect in the medium to long term, given the industry’s high barriers to entry and significant capital expenditures required to enter the markets where it operates.

SEC Comment No. 2.

Your response to prior comment 1 states that you have not had any material reputational risk resulting from your operations or products that produce greenhouse gas emissions. Please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.

Response to SEC Comment No. 2.

The Company confirms that as of the date of this response it has not identified a significant risk to its reputation as a result of its operations (including those resulting from the production of products that generate greenhouse gas emissions) on the basis that based on the preliminary analysis conducted by the Company, its carbon footprint has proven to be relatively low given the small amount of emissions that its production processes and products generate in the aggregate. The forementioned is based on the fact that the Peruvian mining industry’s carbon footprint (in the aggregate) is estimated to be less than 0.5% of the total emissions in Peru, as registered by the Peruvian Ministry of Environment.

Based on the above, the Company considers that isolated factors that could have a materially adverse impact to its reputation would require a material in emissions due to an equally material increase in production or the development of a significant amount of new projects.

November 17, 2023

Additionally, the Company considers that such potentially adverse impact would require an aggregate increase in emissions not solely based on the Company’s increased production, but also from a significant number of Peruvian entities that generate high emissions and do not have mitigation mechanisms in place, such that in the aggregate they would jeopardize the Peruvian Government’s ability to comply with its international commitments to reduce emissions by 30% by the year 2030. Based on the Company’s analysis, management believes that the more direct impact on its reputation would result from a decrease in investor appetite in the Company’s securities or resulting in more stringent financing conditions, which in turn would make it more difficult for the Company to secure access to sources of financing of strategic importance to the Company in order to develop its operations and expansion projects. We believe that we are committed to a path towards a sustainable and purposeful mining industry as outlined in our sustainability policies and the measures we have prioritized based on our materiality analysis.

Finally, the Company confirms that the systems it has put in place in order to track reputational risk also account for the possible reputational effects that could derive from greenhouse gas emissions from our operations or products, providing management with additional visibility in this regard.

SEC Comment No. 3.a.

We note your response to prior comment 2 and reissue it in part. Please explain how you considered providing disclosure regarding the potential impact of UV radiation on your operations and results, including the cost of the remediation efforts discussed in your response. Please also revise your disclosure to discuss how your operations and results could be affected to the extent your customers or suppliers are impacted by severe weather.

Response to SEC Comment No. 3.a.

Based on the Company’s assessment of the risks related to ultraviolet radiation in its operations, such risks are limited to the effect such radiation can have on certain of its employees (as opposed to broader operations), and therefore the Company has identified that the use of safety gear (such as personal protective equipment) provided by the Company to each such employee is a significant mitigating factor. Additionally, the Company undertakes regular workshops and other internal marketing campaigns on the effects that an increased exposure to ultraviolet radiation could have on the health of the potentially affected employees, as a means to increase awareness among such group.

The Company’s prior response incorrectly referred to ‘remediation’ efforts instead of ‘mitigation’ efforts, since such mitigation measures have historically precluded the need to undertake remediating efforts. The Company estimates that the expense relating to the acquisition of safety gear and in connection with training workshops (carried out as part of the Company’s preventive health and safety programs) is estimated to be between US$20,000 and US$25,000 per year. In light of this, Company management has not deemed ultraviolet radiation-related disclosure to be material.

SEC Comment No. 3.b.

In addition, please tell us the cost of all weather-related damages to your property or operations, and the cost of insurance, in each of the fiscal years ended December 31, 2022, 2021 and 2020.

November 17, 2023

Response to SEC Comment No. 3.b

During the fiscal years ended December 31, 2022, 2021 and 2020, Buenaventura has not suffered any damage to its property or operations related to weather-related events; consequently, no costs relating to these matters have been recorded.

The Company’s cost of insurance for natural risk coverage (representing 60% of the premiums of its property policies) during each of the fiscal years ended December 31, 2022, 2021 and 2020 were as follows:

Year 2022: $10,640,668

Year 2021: $10,478,691

Year 2020: $10,300,139

*             *             *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require additional information please feel free to contact me at mmottesi@milbank.com or at (212) 530-5602.

Sincerely,

/s/ Marcelo Mottesi
Marcelo Mottesi

cc:         Compañía de Minas Buenaventura S.A.A.:

Daniel Dominguez

Gulnara LaRosa